Exhibit 12.1


                          COMCAST CELLULAR CORPORATION
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                       Year Ended December 31,
                                               ---------------------------------------
                                                  1997           1996           1995
                                               ---------      ---------      ---------
Earnings (loss) before fixed charges (1):
Loss before extraordinary items and
  cumulative effects of accounting changes     ($ 39,937)     ($ 69,584)     ($109,779)
Income tax benefit........................       (22,867)       (38,067)       (62,944)
Equity in net losses of affiliates .......         6,603          6,559          9,600
Distributions from Garden State
  Cablevision ............................                       35,479
Fixed charges (Interest expense) .........       117,756        116,297         97,694
                                               ---------      ---------      ---------
                                               $  61,555      $  50,684      ($ 65,429)
                                               =========      =========      =========

Ratio of earnings to fixed charges (2) ...            --             --             --

_______________________

(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of distributions from Garden State Cablevision and income
     (loss) before extraordinary items and cumulative effect of accounting changes, income tax expense (benefit), equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense.

(2) For the years ended December 31, 1997, 1996 and 1995, earnings, as defined above, were inadequate to cover fixed charges by $56.2 million, $65.6 million and $163.1 million, respectively.